UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Infocrossing, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45664X109
 -------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Mr. Robert L. Rosen
                            RLR Capital Partners, LP
                        152 West 57th Street, 21st Floor
                               New York, NY 10019
                                 (212) 903-2700


                                 With a copy to:

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 26, 2006
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

------------------------                             ------------------------
CUSIP NO.      45664X109        SCHEDULE 13          PAGE 2 OF 5 PAGES
------------------------                             ------------------------

-----------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                RLR Capital Partners, LP
-----------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]
            Not Applicable
-----------------------------------------------------------------------------
    3       SEC USE ONLY

-----------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
-----------------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                         [ ]

-----------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
-----------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           -0-
                      -------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               1,336,743
  OWNED BY            -------------------------------------------------------
    EACH            9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                -0-
                      -------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           1,336,743

-----------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,336,743

-----------------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
-----------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
-----------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA
-----------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                             ---------------------
CUSIP NO.       45664X109             SCHEDULE 13D         PAGE 3 OF 5 PAGES
------------------------------                             ---------------------

--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Robert L. Rosen
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                               [ ]

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           -0-
                      ----------------------------------------------------------
 NUMBER OF          8      SHARED VOTING POWER
  SHARES
BENEFICIALLY               1,336,743
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING          9      SOLE DISPOSITIVE POWER
PERSON WITH
                           -0-
                      ----------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           1,336,743
--------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,336,743
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                             ------------------------
CUSIP NO.      45664X109         SCHEDULE 13D        PAGE 4 OF 5 PAGES
------------------------                             ------------------------

The Schedule 13D filed on June 19, 2006 by RLR Capital Partners, LP, a Delaware limited partnership ("RLR"), relating to the shares of common stock, $0.01 par value (the "Shares"), of Infocrossing, Inc. (the "Issuer"), is hereby amended by this Amendment No. 1 to the Schedule 13D.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Item 3 is hereby amended and restated as follows:

All of the funds used to purchase the Shares described in this Schedule 13D came from the working capital of the Fund. A total of approximately $14,792,949 was paid to acquire such Shares.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         Item 5, paragraphs (a) through (c) of the Schedule 13D are hereby amended and restated as follows:

     (a) The Reporting Persons beneficially own 1,336,743 Shares, constituting approximately 6.2% of the Shares outstanding.

     The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 21,614,102 Shares outstanding, which is the total number of Shares outstanding as of August 8, 2006 as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 8, 2006.

     (b) RLR and Mr. Rosen share power to vote and direct the disposition of all of the Shares held by the Fund. Thus, as of the close of business on October 27, 2006, the Reporting Persons may be deemed to beneficially own 1,336,743 Shares, or 6.2% of the Shares deemed issued and outstanding as of that date.

     (c) The following transactions in the Shares were effected by the Reporting Persons during the past 60 days, each of which was effected in open market transactions.

RLR Focus Master Fund, LP

Trade Date        Shares Purchased (Sold)     Price per Share ($)
----------        -----------------------     -------------------
09/11/2006                  4,600                   12.2874
10/06/2006                 20,000                   12.5593
10/06/2006                    100                   12.5400
10/06/2006                    100                   12.5500
10/09/2006                  7,796                   12.5245
10/10/2006                  6,000                   12.4605
10/11/2006                 17,800                   12.3840
10/12/2006                    200                   12.3600
10/12/2006                  4,800                   12.2031
10/25/2006                  1,400                   12.4840
10/26/2006                  7,500                   12.5000
10/27/2006                 10,000                   12.4640

------------------------                             ------------------------
CUSIP NO.      45664X109         SCHEDULE 13D        PAGE 5 OF 5 PAGES
------------------------                             ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 30, 2006


                                           /s/ Robert L. Rosen
                                           ------------------------------
                                           Robert L. Rosen, in his
                                           capacity as the managing
                                           member of RLR Capital Partners
                                           GP, LLC, the sole general
                                           partner of RLR Capital
                                           Partners, LP


                                           /s/ Robert L. Rosen
                                           ------------------------------
                                           Robert L. Rosen